Exhibit 99.1

GALMED PHARMACEUTICALS LTD.

8 Shaul Hamelech Blvd., Amot Hamishpat Bldg., Tel Aviv, Israel 64733

November 6, 2014

Dear Shareholder:

You are cordially invited to attend a Special General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. to be held at 12:00 p.m., Israel time, on Monday, December 15, 2014, at the Company’s offices at 8 Shaul Hamelech Blvd., Amot Hamishpat Bldg., Tel Aviv, Israel 64733.

You will be asked at this meeting to take action on the matters set forth in the attached Notice of Special General Meeting of Shareholders. The Company’s Board of Directors and the Remuneration Committee and Audit Committee thereof are recommending that you vote “FOR” all of the proposals on the agenda, as specified in the enclosed proxy statement.

At the meeting, a discussion period will be provided for questions and comments of general interest to shareholders.

We look forward to greeting personally those shareholders who are able to be present at the meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on November 10, 2014, the record date for the meeting. However, whether or not you will be with us at the meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received in a timely manner as discussed in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,
/s/ Allen Baharaff ALLEN BAHARAFF Chief Executive Officer

Galmed Pharmaceuticals Ltd.

Notice of a Special General Meeting of Shareholders
To be Held on December 15, 2014

Notice is hereby given that a Special General Meeting of the Shareholders (the “Meeting”) of Galmed Pharmaceuticals Ltd., an Israeli company (the “Company”), will be held at the Company’s offices at 8 Shaul Hamelech Blvd., Amot Hamishpat Bldg., Tel Aviv, Israel 64733, on Monday, December 15, 2014 at 12:00 p.m. (Israel time). The agenda for the Meeting is to consider the approval of:

1.	A compensation policy with respect to the “terms of office and employment” of the Company’s “Office Holders” (as such terms are defined in the Israeli Companies Law, 5759-1999, as amended); and
2.	An agreement with the beneficiaries of the late Professor Tuvia Gilat, the Company’s co-founder and former chief executive officer of the Company’s predecessor, Galmed Holdings, Inc., including the payment of the total settlement amount outstanding under that certain Confirmation & Release Letter, dated December 18, 2011, from such beneficiaries, plus accrued but unpaid interest thereon.

Shareholders of record at the close of trading on the Nasdaq Capital Market on November 10, 2014 (the “Record Date”) are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than thirty-three and a third percent (33.33%) of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to Thursday December 18, 2014, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if, between them, they represent shares conferring 33.33% or less of the voting rights of the Company on the Record Date.

Shareholders who do not expect to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy card and return it as promptly as possible in the enclosed stamped envelope. No postage is required if mailed within the United States.

Joint holders of shares should take note that, pursuant to Article 64 of the Company’s Amended and Restated Articles of Association, the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

By Order of the Board of Directors,
/s/ Chaim Hurvitz CHAIM HURVITZ Chairman of the Board

/s/ Allen Baharaff ALLEN BAHARAFF Chief Executive Officer

Tel Aviv, Israel
November 6, 2014

GALMED PHARMACEUTICALS LTD.

8 Shaul Hamelech Blvd., Amot Hamishpat Bldg., Tel Aviv, Israel 64733

PROXY STATEMENT

Special General Meeting of Shareholders

The enclosed proxy is being solicited by the board of directors (the “Board”) of Galmed Pharmaceuticals Ltd. (the “Company” or “Galmed”) for use at a Special General Meeting of Shareholders (the “Meeting”) to be held at the Company’s offices at 8 Shaul Hamelech Blvd., Amot Hamishpat Bldg., Tel Aviv, Israel 64733, on Monday, December 15, 2014 at 12:00 p.m. (Israel time), or at any postponement or adjournment thereof.

Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on November 10, 2014 (the “Record Date”).

As of November 3, 2014 the Company had outstanding 11,100,454 ordinary shares, par value of 0.01 New Israeli Shekels per share (the “Ordinary Shares”), each of which is entitled to one vote upon the matters to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than thirty-three and a third percent (33.33%) of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to December 18, 2014, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if, between them, they represent shares conferring 33.33% or less of the voting rights of the Company on the Record Date.

Required Vote and Voting Procedures

The proposals set forth in the accompanying Notice of Special General Meeting of Shareholders (the “Notice”) to be presented at the Meeting, requires the affirmative vote of the holders of a simple majority of the Ordinary Shares represented at the Meeting in person, by proxy or by proxy card, and voting thereon, provided that: (i) the majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matters, and who are present and voting (abstentions are disregarded); and (ii) the non-controlling shareholders or shareholders who do not have a personal interest in the matters who are present and voting against the election hold 2% or less of the voting power of the Company (such majority, determined in accordance with clause (i) or (ii), shall be referred to hereinafter as a “Special Majority”).

Please note:

Pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Companies Law”), in order for your vote to be counted with respect to the matters on the agenda, you must indicate on your proxy or proxy card, or inform the Company at the Meeting and prior to voting thereon, (i) whether you are a controlling shareholder of the Company or (ii) if you or any of the following persons have a personal interest in the approval of the relevant matters on the agenda:

•	your spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouses of any of these people (a “Relative”);
•	any entity in which you or a Relative of yours hold 5% or more of such entity's outstanding shares or voting rights;

•	any entity in which you or a Relative of yours is a director or general manager, or in which you or a Relative of yours have the power to appoint one or more directors or the general manager; and
•	a person voting under a proxy given by you.

In the attached proxy card you will be requested to indicate whether you are a “controlling shareholder” of the Company or whether you have, or any of the persons or entities described above has, a “personal interest”, with respect to the matters on the agenda.

If you have not affirmatively indicated on the attached proxy card that you are a “controlling shareholder” of the Company or that you have, or that any of the persons or entities described above has, a “personal interest”, your signature on the attached proxy card will certify that you are not a “controlling shareholder” of the Company and that none of the persons or entities described above, including you, has a “personal interest” in the matters on the agenda.

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy shall be in writing in a form approved by the Board and shall be delivered to the Company at its registered offices at 8 Shaul Hamelech Blvd., Amot Hamishpat Bldg., Tel Aviv, Israel 64733, Attention: Director of Operations, or at the offices of the Company’s transfer agent, VStock Transfer LLC, at 18 Lafayette Place, Woodmere, New York 11598, not less than four hours before the time scheduled for the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting. A proxy card shall be delivered to the Company at its registered offices at 8 Shaul Hamelech Blvd., Amot Hamishpat Bldg., Tel Aviv, Israel 64733, Attention: Director of Operations, or at the offices of the Company’s transfer agent at 18 Lafayette Place, Woodmere, New York 11598, by no later than 11:59 p.m., New York time, on the last business day immediately preceding the date of the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or to the Company’s transfer agent at the addresses stated above, with respect to a proxy, not less than four hours before the time scheduled for the Meeting or adjourned meeting or presented to the Chairman of the Meeting at the Meeting; and with respect to a proxy card, by no later than 11:59 p.m., New York time, on the last business day immediately preceding the date of the Meeting or adjourned meeting, or presented to the Chairman of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the proposals set forth in the Notice. The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

BENEFICIAL OWNERSHIP OF SECURITIES BY MANAGEMENT

The following table sets forth certain information, known to the Company as of November 3, 2014, concerning (i) its Office Holders (as defined below) who beneficially own 5% or more of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by members of the Board and other Office Holders of the Company as a group, including Mr. Baharaff and Mr. Hurvitz. The number of Ordinary Shares beneficially owned by each individual or group is based upon information in documents filed with the U.S. Securities and Exchange Commission, other publicly available information or information otherwise available to the Company. Percentage ownership information is based on 11,100,454 Ordinary Shares issued and outstanding as of November 3, 2014.

Beneficial Owners	Number of Ordinary Shares Beneficially Owned	Percent of Ownership
Allen Baharaff(1)	4,115,205	34.88%
Chaim Hurvitz(2)	1,003,874	9.04%
Directors and other Office Holders as a group (10 persons)(3)	5,256,496	44.19%

(1)	Chief Executive Officer and Class II Director; Ordinary Shares beneficially owned consist of (i) 3,416,823 Ordinary Shares and (ii) options to purchase 698,382 Ordinary Shares that are exercisable as of, or will become exercisable within 60 days of, November 3, 2014. Allen Baharaff’s holdings in the Company are through G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel. Mr. Baharaff is the controlling shareholder in G. Yarom Medical Research Ltd. and the chairman of its board of directors.
(2)	Chairman of the Board and Class III Director; Ordinary Shares beneficially owned consist of (i) 826,385 Ordinary Shares held through Shirat HaChaim Ltd., a company incorporated under the laws of the State of Israel, of which Chaim Hurvitz is the controlling shareholder and the chairman of its board of directors, (ii) and 177,488 Ordinary Shares held directly by Mr. Hurvitz.
(3)	All included options are exercisable as of, or will become exercisable within 60 days of, November 3, 2014.

PROPOSAL 1

APPROVAL OF COMPENSATION POLICY

Pursuant to the Companies Law, public companies, such as the Company, are required to adopt a compensation policy within nine months following its initial public offering, which sets forth a company policy regarding the “terms of office and employment” (as defined below) of Office Holders, and following its adoption, any arrangements with respect to the same must generally be consistent with the compensation policy, subject to certain exceptions as prescribed by the Companies Law.

Under the Companies Law, any arrangement with respect to the terms of office and employment of an Office Holder generally requires the approval of a company’s remuneration committee of its board of directors and its board of directors (after considering the recommendation of the remuneration committee) and, solely with respect to the company’s directors, chief executive officer and controlling shareholder(s) and his or her Relatives who serve as Office Holders, the approval of the company’s shareholders by a Special Majority thereof. Notwithstanding, the amendment of existing terms of office and employment of an Office Holder (other than the company’s directors, chief executive officer or controlling shareholder(s) and his or her Relatives who serve as Office Holders) requires only the approval of the company’s remuneration committee, so long as such committee determines that the amendment is immaterial as it relates to such existing terms of office and employment.

The term “Office Holder” as used in this proxy statement is as defined in the Companies Law and includes a general manager (or chief executive officer), executive vice president, vice president, any other person fulfilling or assuming any of the foregoing positions, without regard to such person’s title, as well as a director or a manager directly subordinated to the general manager or chief executive officer.

The term “terms of office and employment” as used in this proxy statement is as defined in the Companies Law and includes any arrangement between a public company and an Office Holder with respect to his or her terms of office and employment, including, without limitation, any exemption or release of the Office Holder from liability for breach of his or her duty of care to the company, an undertaking to indemnify, whether prospective or retrospective, the Office Holder and the purchase of insurance with respect thereto, any grant, payment, remuneration, compensation or other benefit provided in connection with the employment of or services provided by an Office Holder and the termination thereof or any benefit, other payment or undertaking to provide any such grant or payment.

Under the Companies Law, a compensation policy must be based on certain considerations, include certain provisions and reference certain matters related to the determination of the compensation and other terms of office and employment of Office Holders, each as prescribed by the Companies Law. A compensation policy must be approved by a company’s board of directors after considering the recommendations of its remuneration committee. In addition, the compensation policy must be approved by the company’s shareholders by a Special Majority.

To the extent a proposed compensation policy is not approved by shareholders, the board of directors of a company may override the resolution of the shareholders (i) following the approval of this matter by the company’s remuneration committee for reasons specified in the Companies Law and (ii) after determining that despite the rejection by the shareholders, the adoption of the compensation policy is for the benefit of the company.

A compensation policy that is for a period of more than three years must be approved in accordance with the same procedure set forth herein and in accordance with the Companies Law every three years.

For a description of the terms of office and employment of the Company’s Office Holders, including those who are also directors, see the Company’s Registration Statement on Form F-1 (File No. 333-193792), initially filed on February 6, 2014 and declared effective on March 12, 2014, as amended (the “Registration Statement”), including under the heading “Management — Employment Agreements and Arrangements with Directors and Related Parties.”

Following the approval and recommendation of the Remuneration Committee of the Board (the “Remuneration Committee”), the Board approved, and recommends that the shareholders approve, the proposed Compensation Policy in the form attached to this proxy statement as Exhibit A (the “Compensation Policy”).

When considering the approval of the proposed Compensation Policy, the Remuneration Committee and the Board considered numerous factors, including, without limitation, the relevant matters and provisions set forth in the Companies Law, and reviewed various data and information the members thereof deemed relevant.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the proposed Compensation Policy in the form attached as Exhibit A to the Company's Proxy Statement for its December 2014 Special General Meeting of Shareholders.”

The approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 2

APPROVAL OF AGREEMENT WITH THE BENEFICIARIES OF THE LATE
PROFESSOR GILAT

The late Professor Tuvia Gilat, the Company’s co-founder served as the chief executive officer of the Company’s predecessor, Galmed Holdings Inc., from January 2001 until December 2010, when he left the Company due to severe illness. Prof. Gilat passed away in 2011. On December 18, 2011, the Company reached a final and conclusive settlement (the “Settlement Agreement”) of certain claims by Prof. Gilat's beneficiaries under his last will and testament (the “Beneficiaries”), including Mr. Allen Baharaff, the Company’s current Chief Executive Officer and its “controlling shareholder” (as such term is defined in the Companies Law), related to Prof. Gilat’s rights and entitlements in connection with his employment with the Company and its predecessor, and the termination thereof, including, without limitation, all social benefit deductions under Israeli law.

According to the Settlement Agreement, the Beneficiaries are to receive, collectively, a special payment equal to the gross amount of $263,200, which was to be paid from the Company’s annual net profits, if any, and bears an annual compounding interest rate of the 12-month U.S. dollar LIBOR plus 1%, effective retroactively from October 1, 2011 (the gross amount plus interest, the “Settlement Amount”). Pursuant to the Settlement Agreement, the Company agreed not to distribute any dividends to its shareholders until the Settlement Amount is paid in full. For additional information, see Exhibit 10.10 to the Registration Statement.

As of December 15, 2014, the total Settlement Amount outstanding, including accrued but unpaid interest, payable to the Beneficiaries will be $279,999.

For the reasons detailed below, the Company proposes to accelerate the payment of the Settlement Amount by paying such amount from the Company's existing net capital, as opposed to its net profits, if any, pursuant to the terms of the Agreement by and among the Company, Galmed Medical Research Ltd., and the Beneficiaries, in the form attached to this proxy statement as Exhibit B (the “Agreement”).

The Audit Committee of the Board (the “Audit Committee”), of which Mr. Baharaff is not a member, and the Board have noted and considered the personal interest of Mr. Baharaff in this matter, and, following the approval and recommendation of the Audit Committee, the Board approved, and recommends that the shareholders approve, the Agreement, including the payment of the Settlement Amount to the Beneficiaries from its current net capital. The Board also resolved that such approval is in the best interest of the Company, for the following reasons:

(i)	The parties' agreement pursuant to the Settlement Agreement to postpone the payment of the Settlement Amount until the Company had net profits was based primarily on the financial condition of the Company at that time and the circumstances surrounding Prof. Gilat’s illness and ultimate death. Since then, the financial condition of the Company has improved as a result of, among other things, the Company’s initial public offering, which was not anticipated by the parties at the time of the Settlement Agreement; and
(ii)	Upon the full payment of the Settlement Amount, interest will no longer accrue thereon.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Agreement with the Beneficiaries in the form attached as Exhibit B to the Company's Proxy Statement for its December 2014 Special General Meeting of Shareholders, including the payment of the Settlement Amount to the Beneficiaries in the amount of $279,999.”

The approval of the above resolution requires approval by a Special Majority.

For the avoidance of doubt, if this proposal is not approved by a Special Majority, the Agreement will not become effective and will be deemed null and void.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,
/s/ Chaim Hurvitz CHAIM HURVITZ Chairman of the Board

/s/ Allen Baharaff ALLEN BAHARAFF Chief Executive Officer

Tel Aviv, Israel
November 6, 2014

Exhibit A

Compensation Policy

Galmed Pharmaceuticals Ltd.

Directors and Officers Compensation Policy (the “Policy”)

I. GENERAL

As a publicly traded company incorporated under the laws of the State of Israel, Galmed Pharmaceuticals Ltd. (“Galmed” or the “Company”) is subject to the Israeli Companies Law, 5759-1999 (the “Companies Law”) which mandates the adoption of a policy regarding the terms of office and employment of the Company’s “office holders” (as such term is defined in the Companies Law) (“Office Holders”).

The purpose of this Policy is to formalize Galmed’s compensation philosophies, practices and policies, as they apply to all Office Holders of Galmed, whether controlling shareholders or not, with respect to their position and contribution to the Company, and is intended to meet the requirements of applicable law.

The term “officers”, as used herein, includes all Office Holders other than members of the Board of Directors (“Directors” and the “Board”, respectively). However, to the extent Directors are also employees of the Company or also hold management positions with the Company including, to the extent appointed, an active Chairman of the Board (“Management Directors”), the term “officers” shall also refer to such Management Directors.

Galmed’s philosophies, practices and policies, as detailed herein, have been discussed and approved by the Board, following recommendation of the Remuneration Committee of the Board (the “Remuneration Committee”), and will periodically be reviewed and administered by the Remuneration Committee and the Board in order to ensure they provide appropriate motivation for Company performance and increased shareholder value and that they meet the requirements of applicable law.

Any amendment to this Policy shall require the approvals as set forth in the Companies Law.

II. OVERVIEW

The principal philosophy and objectives of Galmed’s compensation policies and practices are:

1.	Linking pay to performance: by aligning a significant portion of an officer’s compensation with the Company’s short and long-term goals and performance, to achieve success and increase Company value in a professional and respectful manner.
2.	Attracting, motivating and retaining high quality talented officers: by providing officers with fair and reasonable compensation that is also competitive with practices of other comparable leading companies in addition to a balanced compensation package of fixed and variable components, designed to motivate and to retain high quality talented officers.
3.	Aligning compensation with shareholder interests: by providing equity-based compensation which is designed to reward officers for increase in long-term shareholder value.
4.	Supporting Galmed’s mission and vision: by incentivizing officers to pursue Galmed’s strategies which promote development of innovative thinking and creating biopharmaceutical solutions, while ensuring the highest quality and compliance with high ethical standards.
5.	Improve business results and strategy implementation: by aligning compensation with performance measures based on quantitative and qualitative criteria, which may be categorized into corporate, business unit and individual measures, pursuant to the Company’s work-plans and management’s short and long-term perspective and goals.
6.	Risk Management: by creating a balance between short and long-term achievements, quantitative and qualitative criteria and various other considerations, as well as an appropriate balance between Company and officer’s personal goals.

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III. OFFICERS’ COMPENSATION PACKAGE

The elements of officers’ compensation packages may consist of: (a) base salary; (b) benefits and perquisites; (c) cash incentives; (d) equity-based compensation; and (e) termination payments.

Ratio between elements/Pay mix.  Each element is intended to support one or more of the principal objectives detailed in Section II above. The ratio, or “pay mix”, between such elements for each officer will reflect Galmed’s objective of correlating Company success with the total value of compensation that an officer receives, while recognizing that the ratio may vary from officer to officer and from time to time and at times, including in years where Company performance is poor, officers may receive reduced, or may not receive any, cash or equity-based incentives.

Limitation:  notwithstanding the foregoing, the aggregate value of cash incentives (excluding one-time cash awards granted upon recruitment or promotion) and equity-based compensation, including one-time equity awards (valued at grant, and with respect to equity-based compensation paid in cash — valued at payment) with respect to any given calendar year, may not exceed 90% of the total value of an officer’s total compensation package, which may include his or her annual base salary and benefits, cash incentives and equity-based compensation, with respect to such year.

Considerations for determining compensation.  When considering compensation of officers, the Company will consider the principal objectives detailed above and will also take into account its nature as an innovative clinical-stage biopharmaceutical company in early stages of research and development, and the following:

•	Individual characteristics: Such as an officer’s education, skills, experience, expertise and achievements, as well as such officer’s position, responsibilities, location, past performance, expected future contributions, prior compensation arrangements and seniority.
•	Overall Company considerations: Such as providing fair and reasonable pay, taking into account the Company’s size and the nature of its activities, while meeting budgetary constraints and regulatory requirements.
•	Internal equity: Paying officers equitably relative to one another based on their individual characteristics, while considering the relationship between officers’ compensation packages and the compensation of Galmed’s other employees (including those employed part-time, either as employees, consultants or by manpower contractors) and specifically, the average and median compensation and the effect of such relationship on work relations in Galmed.
•	Competitive pay practices: In addition to the foregoing, the Company may, from time to time, review its compensation practices in comparison with those of other leading clinical-stage biopharmaceutical companies of comparable size and nature (e.g., in terms of stage of development, field of operation, number of employees, global operations and the like) and/or companies which compete with the Company for similar talent, generally and in the geographies relevant to the Company at the time in particular.

Sections IV through VII below describe each of the primary elements detailed above.

IV. BASE SALARY AND BENEFITS

Purpose and Base Salary Determinations.  Base salaries are intended to compensate officers for their time and services and are initially negotiated and generally set forth in officers’ employment or service agreements. Base salaries and any adjustments thereto, will be considered based on the objectives and considerations detailed above, and consequently, will vary between officers. When conducting salary reviews, the Company will also consider such matters as the macro-economic environment, inflation and Company performance.

One-time Grant.  New-hires or promoted employees may be granted one-time cash or equity-based awards upon recruitment or promotion, at the discretion of the Company. The total value of such one-time cash award shall not exceed 50% of an officer’s annual base salary and benefits and the total value of a one-time equity based award (valued at grant, and in cases of equity-based awards paid in cash — valued at payment) shall not exceed 50% of an officer’s annual base salary and benefits multiplied by the vesting period of such awards

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(in years). The total value of one-time cash and equity-based awards together shall not exceed 200% of an officer’s annual base salary and benefits.

Benefits and Perquisites.  In addition, officers will be provided benefits mandated by applicable law and may be provided with benefits and perquisites generally acceptable in the local market and/or generally available to other Company employees in accordance with Company policies (e.g., study fund, car, phone, medical benefits). Provided however, that the cost to the Company of all benefits and perquisites (other than the cost of termination related benefits detailed in Section VII below and the cost of benefits associated with relocation) which are not mandated by law shall not exceed 35% of an officer’s annual base salary with respect to any given calendar year.

Officers are also entitled to reimbursement of reasonable expenses incurred in the course of discharging their office, including business travel expenses, against provision of receipts and in accordance with Company policies and may be reimbursed for membership fees in professional organizations.

In the event of relocation of an officer to another geography, the benefits provided will include customary benefits associated with such relocation and may exceed 35% of the officer’s annual base salary.

V. CASH INCENTIVES

Purpose.  Officers may be granted annual and/or special, or ad hoc, cash bonuses, at the discretion of the Company, taking into consideration the relevant objectives and considerations set forth in Sections II and III above, and subject to the conditions set forth below, as well as any additional terms and conditions or criteria for entitlement thereof that may be determined by the Company from time to time.

The Company may determine, with respect to any or all officers, that any annual cash bonus, special or ad hoc cash bonus, or any other cash incentive whose date of payment falls following termination of such officer’s employment by or service to the Company, however arising, will not be paid and such officer will not be eligible to receive such bonus. Such determination may be made as part of an officer’s employment agreement or otherwise.

Annual Cash Bonuses.  Annual cash bonuses are intended to promote the Company’s work plan and business strategy by rewarding officers for achievement of the Company’s business and financial goals through team work and collaboration.

It is the Company’s philosophy that due to officers’ direct line-of-sight and influence on the Company’s performance, officers’ annual cash bonuses should generally be directly linked to such performance, while additional criteria, such as an officer’s individual performance or his or her expected future contributions, as well as achievement of additional objectives as the Company may determine, may be used to reflect the officer’s contribution (e.g. key performance indicators, such as major progress in research and development stages, execution of in/out-license transactions, execution of strategic collaboration agreements, obtaining marketing approval of a new product, raising funds throughout public offering or a private placement, etc.).

To the extent not otherwise determined in employment or service agreements, subsequently to or concurrently with the approval of the budget with respect to any calendar year, the Company may determine, following recommendation of the Chief Executive Officer of the Company (the “CEO”) and, with respect to the CEO or any other Management Director, following the recommendation of the chairperson of the Remuneration Committee, an annual cash bonus for each officer for such calendar year.

Long-term Component.  The Company may determine, with respect to any or all officers, that a portion of the annual cash bonus will be based on long-term performance objectives to be evaluated on a multi-year basis, in accordance with a mechanism to be determined by the Remuneration Committee (which may include holding of such amounts in trust), provided however, that such long-term component shall not exceed 50% of an officer’s annual cash bonus entitlement for a given calendar year.

Discretionary Component.  The Company may pay an additional discretionary amount to each officer, based on the evaluation of the relevant officer’s supervisors in an amount that will not exceed, with respect to any calendar year, the greater of (x) 20% of such officer’s total variable compensation (if any) and (y) 2 monthly base salaries of such officer.

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It is hereby clarified that the Company may determine that, with respect to any specific year, all or any particular officers shall not be entitled to an annual cash bonus.

Limitation:  Notwithstanding the foregoing, the annual cash bonus of each officer shall not exceed 100% of an officer’s annual base salary and benefits.

Special, or Ad Hoc, Cash Bonuses.  In addition to the annual cash bonus, an officer may be granted a special, or ad hoc, cash bonus, at the discretion of the Company. Such special, or ad hoc, cash bonus is intended to enable the Company to retain executives by providing such bonus subject to their continued employment in the Company, as well as to enable the Company to adapt to specific or unaccounted for changes or events that may occur during the year, including in special circumstances or for completion of a certain achievement or assignment (which may be similar to key performance indicators as exampled in “Annual Cash Bonuses” above).

•	Special Cash Bonuses. The objectives, thresholds (if any), maximum amount, discretionary component and method of calculation will, to the extent required by the Companies Law, be determined for each special cash bonus in advance, following the recommendation of the CEO (and, with respect to the CEO or any other Management Director, following the recommendation of the chairman of the Remuneration Committee);
•	Ad hoc Cash Bonuses. The Company may grant an officer an ad hoc cash bonus for special achievements, based solely on its discretion.

Limitations:  (i) the total amount of all special or ad hoc cash bonuses in the aggregate of each officer, with respect to any given calendar year, may not exceed 50% of an officer’s annual base salary and benefits; and (ii) ad hoc cash bonuses and any discretionary component of the special cash bonus are also subject to the provisions set forth under “Discretionary Component” above. Notwithstanding the foregoing, all cash incentives (annual, special and ad hoc bonuses) of each officer shall not exceed, in the aggregate, 100% of an officer’s annual base salary and benefits.

VI. EQUITY-BASED COMPENSATION

Purpose.  Equity-based compensation is intended to attract and retain officers and align their interests with shareholders’ interests to maximize creation of long-term economic value for the Company.

Equity awards determinations.  Equity-based awards may be granted on an annual basis, subject to the discretion of Company and at such other times as the Company deems appropriate, including for newly hired or promoted officers, or on an ad hoc basis. With respect to Management Directors (excluding the CEO, if a Management Director), the provisions of Section VIII below, rather than of this Section VI, will apply with respect to equity-based compensation.

Equity-based awards may include, without limitation, one or more of the following types of awards: options to purchase shares, restricted shares, restricted share units, performance shares, performance share units and/or share appreciation rights.

The Company will determine the type and amount of equity-based awards to be granted to each officer, as well as any combination between such awards, based on the relevant objectives and considerations set forth in Sections II and III above (e.g., size and value of awards already held by officers, balancing effective risk management, retention and rewarding for performance).

The monetary grant value of officers’ equity-based awards will be determined by the Remuneration Committee and the Board. The value of each type of equity-based vehicle will be determined in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle.

The passage of time will generally be sufficient criteria for the vesting of equity-based awards. The Company may determine additional specific terms and conditions or criteria, whether for the vesting of all or any part of such awards or for entitlement thereof, and whether generally or with respect to specific grants, specific officers or otherwise.

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Equity-based awards will be granted pursuant to the Company’s 2013 Incentive Share Option Plan, as amended from time to time, and/or any other equity-based incentive plan that the Company may adopt in the future, subject to availability thereunder, and generally on the terms provided for therein and as determined by the Company. Provided however, that any equity-based awards to officers must include both a minimum vesting period of not less than one year from the date of grant, and an exercise period of no more than ten years from the date of grant.

Until otherwise determined, and to the extent legally available and applicable, equity-based awards to officers will be granted through a trustee pursuant to the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961, under the capital gains route.

Accelerated vesting.  The Company may approve the accelerated vesting of equity-based awards upon termination of service or employment and/or upon a change of control event, and may provide for continued vesting of, or an extended exercise period for, equity-based awards beyond those generally applicable pursuant to the relevant plan in such circumstances, provided such extended exercise period does not extend beyond the original exercise period set forth in the terms of the grant, and the vesting periods shall not be less than the minimum vesting period set forth above.

Limitation:  Subject to the foregoing, in no event shall the value of equity-based awards granted to any officer, calculated as of the date of their grant (and with respect to equity-based awards paid in cash — at the date of their payment), during any calendar year exceed four (4) times the annual base salary of such officer’s and in no event will the value of equity-based awards as aforesaid, together with any annual cash bonus and together with any special, or ad hoc, cash bonus with respect to any given calendar year, exceed the cap determined by the limitation under “ Ratio between elements” in Section III above.

The Company may from time to time consider determining a cap for the exercise value of equity-based awards.

VII. TERMINATION PAYMENTS

Termination payments will generally be set forth in officers’ employment or service agreements and are intended to comply with applicable laws, and to provide officers with compensation in the event of termination in circumstances determined by the Company, including voluntary termination.

When considering termination payments, the Company will generally consider, among others, the officer’s term of service or employment, his or her remuneration during such term, Company performance during such term and the contribution of such officer to the achievement of the Company’s goals, as well as the circumstances of termination.

Officers’ termination payments may include one or more of the following:

•	Advance Notice. Advance notice of up to 6 months. During this period an officer will be entitled to payment of full compensation, including benefits, and may be requested to continue working at the discretion of the Company. The Company may waive an officer’s services during the advance notice period and pay the officer in lieu thereof, including the value of benefits.
•	Severance Payment. Severance payment of up to 200% of the amount of severance pay payable pursuant to the Israeli Severance Pay Law, 5723-1963, had the officer been entitled to severance pay pursuant to such law, inclusive of any amounts accumulated in such officer’s pension fund and/or managers insurance and/or provident fund on account of severance, which amounts are released or transferred to the officer, provided however, that if at the time of termination such officer is engaged with the Company for at least two years and the termination is not for “cause”.
•	Discretionary Payment. Up to 12 monthly base salaries (without benefits), if, at the time of termination, the officer is engaged with the Company for at least two years, and up to 6 monthly base salaries (without benefits) if, at the time of termination, the officer is engaged with the Company for less than two years.

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VIII. COMPENSATION OF NON-MANAGEMENT AND MANAGEMENT DIRECTORS

The Company’s philosophy is to provide fair and reasonable compensation to its Directors, taking into account the Company’s business environment, its size and nature of operations. With respect to their services as Board members, each Director, either a Management Director or a non-Management Director, an external director or an independent director, is entitled to receive the same compensation for his or her services as a member of the Board and its committees.

Accordingly, Directors compensation may be comprised of the following elements:

•	Directors’ Fees. Directors’ fees may be comprised of annual payment and per-meeting payments. Alternatively, Directors’ fees may be comprised only of a fixed annual payment with respect to his or her services as members of the Board, including, without regard to their participation in meetings of the Board and/or its committees.
•	Equity-Based Compensation. Directors may be entitled to receive equity-based awards with a fixed value at grant, as approved by the Company’s shareholders from time to time. Such equity-based awards may be granted on an annual basis or at such other times as the Company deems appropriate. A distinction may be made between the Management Directors and non-Management Directors with respect to the value of the equity-based awards, in light of his or her position. Such awards are intended to align Directors’ interests with the interests of shareholders and to promote creation of long-term value for the Company. Any equity-based awards to Directors will generally vest in full on or before the next annual general meeting at which their term ends, may include quarterly or monthly vesting (subject to a minimum vesting period of not less than one year from the date of grant), and will have an exercise period of no more than ten years from the date of grant. In no event shall the value of equity-based awards granted to any Director, calculated as of the date of their grant (and with respect to equity-based awards paid in cash — at the date of their payment), during any calendar year exceed nine (9) times the fees of such Director.

Reimbursement.  The Directors are also entitled to reimbursement of certain expenses incurred in connection with their participation at meetings of the Board and its committees, in accordance with Company policies.

Statutory requirements.  The compensation of external directors is subject to the provisions of regulations promulgated under the Companies Law currently governing the terms of compensation of external directors (the “Compensation Regulations”) which provide that the total fees payable to each of the external directors, on an annual basis, shall not be less than the Minimum Amount (as such term is defined in the Compensation Regulations and under the rates applicable to the Company as detailed therein), which is adjusted twice annually based on the Israeli Consumer Price Index. According to the Compensation Regulations, compensation of external directors may be determined relative to that of Other Directors (as such term is defined in the Compensation Regulations), and may include equity-based compensation.

Until otherwise determined, the compensation of all Directors currently in office and any additional Directors as may be appointed from time to time in the future, including external Directors and independent Directors, is and will continue to be as approved by shareholders of the Company at the Company’s 2014 annual general meeting of shareholders, held on February 21, 2014, and the special general meeting of shareholders, held on June 18, 2014. Accordingly, each Director shall be entitled with respect to his or her services as a member of the Board, including, but not limited to, their participation in meetings of the Board and its committees, to the same annual director’s fee of $30,000, payable to each director quarterly at the end of each quarter, provided it shall not be less than the Minimum Amount. Applicable value added tax will be added to the above compensation in accordance with applicable law.

If during their term as external directors, the Company changes the remuneration payable to any Other Directors or grants options to purchase Ordinary Shares or other equity-based remuneration to Other Directors, the remuneration for each external director will be adjusted accordingly, without further approval, such that will be equivalent to the average annual compensation payable to such Other Directors, all subject to Israeli law. If the external directors are entitled to additional options (or other equity-based remuneration), the Company must grant such options (or other equity-based remuneration) to purchase such number of Ordinary

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Shares equal to the average number of Ordinary Shares underlying the options (or other equity-based compensation) granted to the Other Directors and on substantially similar terms.

IX. D&O INSURANCE, INDEMNIFICATION AND RELEASE

Exculpation and Indemnification.  The Company will release all Directors, the CEO, controlling shareholders serving as Office Holders and other Office Holders currently in office and as may be appointed from time to time in the future, including external Directors, from liability for a breach of their duty of care to the Company and provide them with indemnification to the fullest extent permitted by law and the Company’s Articles of Association and may release other Office Holders and provide them with indemnification as aforesaid.

Liability Insurance.  In addition, until otherwise determined, the Company will purchase and periodically renew, at the Company’s expense, insurance coverage in respect of the liability of its Office Holders currently in office and any additional or other Office Holders as may be appointed from time to time in the future, including external Directors, to the maximum extent permitted by law providing for up to US$35 million in coverage, or any other greater amount reasonably determined as appropriate by the Company, and will include coverage with respect to any public offering of shares or other securities of the Company. Such insurance coverage may include “run off” provisions covering an Office Holder's liability following termination of employment or service. Each of the chairman of the Board and the CEO, as shall be in office from time to time, and/or any other person designated by him or her, shall have the authority to obtain, renew and keep in force and effect such insurance.

X. GENERAL DISCRETION AND CLAWBACK

General discretion:  It is hereby clarified that nothing contained herein shall obligate the Company to grant any particular type or amount of compensation to any officer, nor shall it derogate from any approval procedures mandated by the Companies Law.

Clawback:  An Office Holder will be required to return any compensation paid to him or her, that was paid on the basis of data included in the Company’s financial statements, which turned out to be erroneous and was restated in the Company’s financial statements on or before May 31st of the third year following the year in which the original financial statements were published, to the extent the compensation paid exceeds the compensation that would otherwise have been paid had the restated data been available at the time compensation based on such data was originally calculated.

Reduction of variable compensation:  The Company shall have the authority to stipulate that, as a condition to the grant of any variable compensation to an Office Holder, that such variable compensation may be reduced in circumstances where such Office Holder’s conduct would justify termination for “cause”, due to circumstances determined by the Committee and the Board, taking into consideration the relevant objectives and considerations set forth under “Overview” in Section II above and under “Considerations for determining compensation” in Section III above, or in other circumstances determined by the Company as warranting such reduction.

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Exhibit B

Agreement

AGREEMENT

THIS AGREEMENT (the “Agreement”) is made entered into effect as of December 15, 2014, by and among Galmed Pharmaceuticals Ltd. (the “Company”), Galmed Medical Research Ltd., a wholly owned subsidiary of the Company, and the beneficiaries of the late Professor Tuvia Gilat — Beatrice Gilat, Jacob Gilat, Michael Gilat, Roni Gilat-Baharaff and Allen Baharaff (collectively, the “Beneficiaries”). Each of the foregoing, a “Party” and collectively the “Parties”.

WHEREAS, the Parties are parties to that certain Confirmation & Release Letter, dated December 18, 2011, attached hereto as Exhibit A (the “Settlement Agreement”);

WHEREAS, according to the Settlement Agreement, the Beneficiaries are entitled to receive, collectively, a special payment equal to the gross amount of $263,200 which will be paid from the Company’s annual net profits, if any, and bearing an annual compounding interest rate of the 12 month U.S. dollar LIBOR plus 1%, effective retroactively from October 1, 2011, which, as of December 15, 2014, equals to $279,999 (the “Outstanding Settlement Amount”);

WHEREAS, notwithstanding the provisions of the Settlement Agreement, the Parties wish that the Outstanding Settlement Amount will be paid to the Beneficiaries out of the existing net capital of the Company.

NOW THEREFORE, in consideration of the premises and the mutual promises made in the Settlement Agreement, and in consideration of the representations, warranties, and covenants herein contained, and intending to be legally bound hereby, the Parties agree as follows:

1.	The Outstanding Settlement Amount will be paid to the Beneficiaries out of the Company’s existing net capital, no later than January 18, 2015. Each of the Beneficiaries will receive a portion of the Outstanding Settlement Amount as set forth in Exhibit B attached hereto.
2.	The payment to each of the Beneficiaries of his/her portion of the Outstanding Settlement Amount shall be deemed as a full payment of the Settlement Amount under the Settlement Agreement and as full and complete satisfaction of the Company's undertakings and obligations under the Settlement Agreement. Accordingly, subject to the full payment of the Outstanding Settlement Amount, each of the Beneficiaries hereby fully and irrevocably releases the Company from all Claims (as such terms is defined in the Settlement Agreement), and from any other claims and or demands, whether known or unknown, fixed or contingent against the Company, its affiliates, predecessors, successors and assigns and their respective directors, officers, employees, agents and shareholders arising out of or in connection with the Settlement Agreement.
3.	Pursuant to Section 5 of the Settlement Agreement, out of any amount payable by the Company to each of the Beneficiaries, the Company shall withhold and/or deduct all taxes and other deductions at the rates provided by applicable law. To the extent that amounts are so withheld and/or deducted and paid to the relevant authorities by the Company, such amounts shall be treated for all purposes of this Agreement as having been paid by the Company to the respective Beneficiary, in accordance with the provisions of this Agreement.
4.	The parties acknowledge that due to the personal interest of Mr. Allen Baharaff, the Company’s CEO and controlling shareholder, in the Settlement Agreement and in this Agreement, the validity of this Agreement is subject to obtaining all required corporate approvals, including the Company’s shareholder approval. Accordingly, this Agreement will only become effective upon approval by the shareholders of the Company in accordance with the provisions of the Israeli Companies Law, 5759-1999. In the event that the shareholders of the Company do not approve this Agreement on or before December 31, 2014, this Agreement will not become effective and be deemed null and void.
5.	Further Assurances. Each of the Parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the Parties as reflected thereby.

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6.	Governing Law. This Agreement shall be governed by the laws of the State of Israel.
7.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the Parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF the Parties have signed this Agreement as of the date hereof.

Galmed Pharmaceuticals Ltd. By: Chaim Hurvitz, Chairman of the Board of Directors	Galmed Medical Research Ltd. By: Chaim Hurvitz, Director
Beatrice Gilat	Jacob Gilat
Roni Gilat-Baharaff	Michael Gilat
Allen Baharaff

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Exhibit A

Confirmation and Release Letter

To:
Galmed Medical Research Ltd. (the “Company”)	December 18th, 2011

Re: Confirmation & Release

Whereas, the late Prof. Tuvia Gilat (“Tuvia”) was employed by the Company from January 1st 2001; and

Whereas, the employment relations between Tuvia and the Company were severed prematurely on December 31, 2010 due to the unfortunate illness and subsequent death of Tuvia; and

Whereas, subject to our execution of this letter of confirmation & release (“Letter of Confirmation”) and compliance with its terms, the Company has agreed to pay us, Tuvia's spouse and children (comprising, along with Allen Baharaff, all of the beneficiaries under Tuvia’s last will and testament), the amount described below;

Now therefore we, the undersigned, (1) Beatrice Gilat, holder of I.D. No. 69369452; (2) Jacob Gilat, holder of I.D. No. 022522403; (3) Roni Gilat-Baharaff holder of I.D. No. 023691538, and (4) Michael Gilat holder of I.D. No. 033388547, hereby confirm and irrevocably declare and undertake to the Company as follows:

1.	The Company will pay us a special payment equal to the gross amount of US $263,200 (the “Settlement Amount”), to cover all of Tuvia's entitlements under any law with respect to Tuvia's employment with the Company and the termination thereof. The Settlement Amount will be paid out of the annual net profits of Galmed Holdings Inc. (or its successor, as applicable) until amortized in full, it being understood that the Company will not distribute any dividends as long as any portion of the Settlement Amount remains outstanding.

The Settlement Amount shall bear compound annual interest at the rate of 12-month Dollar LIBOR (as of the date hereof) plus 1%, effective retroactively from October 1st, 2011.

The Settlement Amount shall be paid in NIS according to the US$ representative exchange rate published by the Bank of Israel on the last business day prior to payment.

2.	The receipt of the Settlement Amount shall constitute full and final settlement of everything owed to Tuvia by the Company, its affiliates, successors or anyone on its behalf (together the “Galmed Group”) including with respect to salary, overtime, severance pay, sick leave, annual leave, redemption of annual leave, travel expenses, car, recuperation pay, prior notice, payment in lieu of prior notice, commissions, incentives, bonuses, social contributions of all kinds, stock, options, warranties, benefit plans or programs and every other payment or social benefit whatsoever connected to or arising out of Tuvia's employment with the Company or cessation thereof. A summary of all such entitlements, as recorded on the Company's books, is set out in Appendix A.
3.	We hereby confirm that upon receipt of the Settlement Amount, neither us nor anyone on Tuvia's behalf or on our behalf will have any claim or demand of any kind whatsoever against the Company or any member of the Galmed Group, their directors, officers, employees, agents, shareholders, partners, predecessors, successors, affiliates and assigns connected to or arising out of Tuvia's employment with the Company or the cessation thereof (the “Claims”).
4.	We hereby confirm that this Letter of Confirmation is also a letter of acknowledgement and settlement for severance pay in accordance with section 29 of the Severance Pay Law, 1963.
5.	All payments and benefits referred to herein are gross amounts and the Company will deduct from such payments all taxes, social security, health insurance and all other deductions, which are mandatory under applicable law.
6.	We acknowledge that the undertakings contained in this Letter of Confirmation are irrevocable and the Company shall be relying upon our undertakings.

7.	We agree to indemnify each member of the Galmed Group against any claims, awards of compensation or other remedy arising from or in relation to any Claims made by us or on our behalf or on Tuvia's behalf or by Tuvia’s heirs, against that member of the Galmed Group, including any costs of (or associated with) the defense of any such Claims or the enforcement of this Letter of Confirmation in relation to such Claims.
8.	We hereby declare that we are fully aware of our rights and of Tuvia's rights according to law and that this Letter of Confirmation is signed by us of our own free will after having reviewed all the accounts with the Company and after having investigated all our rights against the Company and after having been given the opportunity to consult with any person of our choosing.
9.	This Letter of Confirmation cancels and replaces the Letter of Confirmation dated November 25th 2011 relating to the same subject matter.

/s/ Beatrice Gilat Beatrice Gilat	/s/ Jacob Gilat Jacob Gilat
/s/ Roni Gilat-Baharaff Roni Gilat-Baharaff	/s/ Michael Gilat Michael Gilat

I, the undersigned, Allen Baharaff, as an additional beneficiary under the last will and testament of Prof. Tuvia Gilat, hereby accede and accept the terms of this Letter of Confirmation:

/s/ Allen Baharaff Allen Baharaff

Exhibit B
Payment to Beneficiaries

Beneficiary Name	Outstanding Settlement Amount
Beatrice Gilat	$279,999
Jacob Gilat	$0
Michael Gilat	$0
Roni Gilat-Baharaff	$0
Allen Baharaff	$0
Total	$279,999